(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-23818
CUSIP Number 590049102

For Period Ended: May 27, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant:

Merix Corporation

Former Name if Applicable:

N/A

Address of principal executive office (Street and number):

1521 Poplar Lane

City, state and zip code:

Forest Grove, OR 97116

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is currently pursuing resolution through the SEC Office of Chief Accountant of the Company’s application of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company believes that it operates within one business segment under FAS 131.

The Company submitted a request to the SEC Office of Chief Accountant but has not yet reached a resolution of the issue. Due to the unresolved issue, the Company’s annual report on Form 10-K for the period ended May 27, 2006 could not be filed on or prior to the prescribed August 10, 2006 due date without unreasonable effort or expense. The Company intends to file the Form 10-K within fifteen days of the prescribed due date.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with management’s assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, management identified the following material weaknesses as of May 27, 2006.

1. The Company did not maintain a sufficient complement of personnel to maintain an appropriate accounting and financial reporting organizational structure to support the activities of the Company. Specifically, the Company did not maintain personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of generally accepted accounting principles with respect to: (i) stock-based compensation, (ii) external financial reporting, including income tax disclosures (iii) accrued liabilities, and (iv) classification of assets held-for-sale. This material weakness resulted in audit adjustments to the Company’s 2006 annual consolidated financial statements and contributed to the following material weakness discussed in 2 below.

2. The Company did not maintain effective controls over the completeness, accuracy and disclosure of segment information. Specifically, controls over segment reporting were not effective to ensure that disclosures were determined in accordance with generally accepted accounting principles. This control deficiency resulted in an audit adjustment to the form of the required disclosure included in the Company’s 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of segment disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The existence of one or more material weaknesses precludes a conclusion by management, and by our independent registered public accounting firm, that the Company’s internal control over financial reporting was effective as of May 27, 2006. The Company has not yet completed its evaluation of internal control over financial reporting as of May 27, 2006 nor has it completed its consolidated financial statements. As the Company completes its evaluation of internal control over financial reporting and its consolidated financial statements, additional control deficiencies may be identified and those control deficiencies may also represent one or more additional material weaknesses.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Going (Name)	(503) (Area Code)	992-4076 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported its results of operations for the fiscal year ended May 27, 2006 on a current report on Form 8-K filed on June 29, 2006. The condensed consolidated statement of operations and narrative explanation of the change in results for the fiscal year ended May 27, 2006 as compared to the prior fiscal year were reported on that Form 8-K and are included below. The consolidated statement of operations that will be included in the audited financial statements filed with the Company’s annual report on Form 10-K for the year ended May 27, 2006 will reflect minor reclassifications identified in connection with their preparation.

Sales for the fiscal year 2006 increased approximately 65% to $309.0 million, compared to $187.0 million for fiscal 2005. The sales increase is primarily attributable to the acquisition of Merix Asia in September 2005 as well as the December 2004 acquisition of Merix San Jose. The Company had net income of $1.4 million or $0.07 per share in fiscal 2006, compared to a net loss of $2.6 million or $0.14 per share in fiscal 2005.

MERIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share data, unaudited)

	Twelve Months Ended
	May 27, 2006	May 28, 2005
Net sales	$308,982	$186,994
Cost of sales	254,864	163,205

Gross profit	54,118	23,789
Engineering	6,655	6,774
Selling, general and administrative	33,353	18,278
Amortization of identifiable intangibles	3,106	1,374
Severance and impairment charges	1,135	—

Total operating expense	44,249	26,426
Operating income (loss)	9,869	(2,637)
Debt restructuring costs	(1,820)	—
Interest and other income (expense), net	(5,785)	35

Income (loss) before taxes and minority interest expense	2,264	(2,602)
Income tax expense	433	8

Net income (loss) before minority interest expense	1,831	(2,610)
Minority interest expense	399	—

Net income (loss)	$1,432	$(2,610)

Net income (loss) per diluted share	$0.07	$(0.14)

Shares used in per share calculations	19,715	19,224

Merix Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By	/s/ Stephen M. Going
Vice President, General Counsel and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).